FORM 5

      Check this box if no longer subject to Section 16.  Form 4 or Form 5 obligations may continue.
See Instruction 1(b).

[] Form 3 Holdings Reported
[] Form 4 Transactions Reported
(Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

OMB APPROVAL
OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . 0.5

1. Name and Address of Reporting Person * Cocchiaro Richard M (Last) (First) (Middle) College Road North (Street) Holderness, NH 03245 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Kforce Inc. KFRC 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Year) December, 2002 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

  X   Director

      10% Owner

      Officer (give title below)

      Other (specify below)

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

  X   Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	12/12/02		G(1)		2,240	D			D
Common Stock	12/12/02		G(2)		2,240	A		11,540	I	By: Son
Common Stock	12/12/02		G(1)		2,240	D		1,629,793	D
Common Stock	12/12/02		G(2)		2,240	A		11,540	I	By: Son
Common Stock								73,163	I	By: Cocchiaro Family Foundaiton
Common Stock								19,000	I	By: Spouse
Common Stock								39,200(4)	I	By: Mother

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

*

Explanation of Responses:

(1)         These shares were gifted by Mr. Cocchiaro to his two minor children.

(2)        These shares were received as gifts by a minor son of Mr. Cocchiaro from Mr. Cocchiaro.

(3)        Shares include 12,476 shares of restricted stock that will vest on January 16, 2007.

(4)       Mr. Cocchiaro disclaims beneficial ownership of these securities.

/s/ Richard M. Cocchiaro Richard M. Cocchiaro** Signature of Reporting Person	December 31, 2002 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.